FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:	1.	Holding(s) in Company announcement dated 06 April 2004
	2.	Director Shareholding announcement dated 06 April 2004
Enclosure:	3.	Holding(s) in Company announcement dated 08 April 2004

Enclosure No. 1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

AMVESCAP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Unknown

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p shares

10. Date of transaction

31 March 2004

11. Date company informed

6 April 2004

12. Total holding following this notification

45,586,516

13. Total percentage holding of issued class following this notification

16.41%

14. Any additional information

Disclosure made under Rule 3 of the Rules governing Substantial Acquisitions of Shares.

15. Name of contact and telephone number for queries

Anita Dowling Tel. 01753 777106

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

6 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2

On 5th April 2004, awards were made to certain directors of Celltech Group plc conferring rights to ordinary shares in the Company under the terms of the Celltech Group plc Deferred Bonus Plan. The shares subject to such awards will be held in the Celltech Group plc Employee Share Trust during the two year vesting period (with one half of the award vesting after one year and the balance after two years). The details of the awards are:

Name	Shares at a price of £4.50 per Share

Dr Göran Ando	37,371
(Group Chief Executive)
Mr Peter Allen	27,088
(Chief Financial Officer and Deputy Chief Executive)
Dr Melanie Lee	23,220
(Research & Development Director)
Mrs Ingelise Saunders	22,080
(Global Commercial Director)

J A D Slater
Company Secretary

Enclosure No. 3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Celltech Group plc

2. Name of shareholder having a major interest
FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non-beneficial holder

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	731,912
Chase Nominees Limited	3,996,288
State Street Bank & Trust Company	449,000
HSBC	2,085,300
Bank of New York	1,600
Chase Nominees Ltd	15,900
State Street Bank & Trust	161,622
State Street Nominees Ltd	35,710
Lloyds Bank Nominees Limited	237,900
Brown Brothers Harriman	7,400
JP Morgan Chase	71,400
Northern Trust	41,100
Morgan Stanley & Co	26,900
Chase Nominees	14,880,783
Chase Manhattan Bank London	1,865,899
HSBC Client Holdings Nominee (UK) Limited	177,000
Deutsche Bank	15,000
Citibank	278,800
HSBC	125,814
Bank of New York London	288,500
Chase Nominees Ltd	130,200
Northern Trust	72,600
Chase Nominees	1,200,780
Nortrust Nominees Ltd	814,426
HSBC Client Holdings Nominee (UK) Limited	2,654,009
Chase Manhattan Bank London	854,637
Northern Trust	1,131,800
JP Morgan	690,911
Bank of New York London	1,216,200
Morgan Stanley	398,600
Deutsche Bank	298,640
Mellon Nominees Ltd	24,800
State Street Nominees Ltd	337,300
Bank of New York Brussels	511,541
State Street Bank & Trust	548,878
National Australia Bank	5,700
PICG	2,900
Chase Manhattan Bank AG Frankfurt	53,955
Citibank	142,800
State Street Hong Kong	7,100
Bankers Trust	58,900
Clydesdale Bank (Head Office) Nominees Limited	231,100
HSBC Client Holdings Nominee (UK) Limited	200

5. Number of shares / amount of stock acquired
3,516,247 (since last notification)

6. Percentage of issued class
1.26%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
50p Ordinary Shares

10. Date of transaction
Unknown

11. Date company informed
8 April 2004

12. Total holding following this notification
36,881,805

13. Total percentage holding of issued class following this notification
13.27%

14. Any additional information

15. Name of contact and telephone number for queries
Anita Dowling Tel: 01753 777106

16. Name and signature of authorised company official responsible for making this notification
J A D Slater

Date of notification
8 April 2004

 The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 13 April, 2004